SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-102)
Information statement pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.)

SCM Microsystems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

784018103
(CUSIP Number)

Date of Event Which Requires Filing of this Statement: September 17, 2007

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1 NAME OF REPORTING PERSON
   Lincoln Vale European Partners Master Fund, LP
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [ ]
 3 SEC USE ONLY
 4 SOURCE OF FUNDS
   WC
 5 [ ]
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Cayman Islands
NUMBER OF      7  SOLE VOTING POWER
SHARES            980,324
BENEFICIALLY   8  SHARED VOTING POWER
OWNED BY          0
EACH           9  SOLE DISPOSITIVE POWER
REPORTING         980,324
PERSON         10 SHARED DISPOSITIVE POWER
WITH              0
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     980,324
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES [ ]
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.23%
 14  TYPE OF REPORTING PERSON
     PN

Item 1(a) Name of Issuer:
SCM Microsystems, Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:
Investor Relations
466 Kato Terrace
Fremont, CA   94539
Item 1(c) Title of Class of Securities:
Common Stock
Item 1(d) CUSIP Number:
784018103

Item 2(a) Name of Persons Filing:
Lincoln Vale European Partners Master Fund, LP
Item 2(b) Address of Principal Business Office, or, if None, Residence:
55 Old Bedford Road, Lincoln, MA 01773
Item 2(f) Citizenship:
Cayman Exempted Limited Partnership

Item 3 Source and amount of funds or other consideration
Capital of the Cayman Exempted Limited Partnership

Item 4 Purpose of Transaction
Long term development of company's strategic positioning

Item 5 Interest in Securities of the Issuer
(a) Amount Beneficially Owned:
    980,324
(b) Percent of Class:
    6.23%
(c) Number of shares as to which such person has:
    (i) sole power to vote or to direct the vote
        980,324
    (ii) shared power to vote or to direct the vote
         0
    (iii) sole power to dispose or to direct the disposition of
          980,324
    (iv) shared power to dispose or to direct the disposition of
         0
Item 6 COntracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
       NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company
       NOT APPLICABLE

Item 8 Identification and Classification of Members of the Group
       NOT APPLICABLE

Item 9 Notice of Dissolution of Group
       NOT APPLICABLE

Item 10  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MICHAEL KILLICK

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:    September 21, 2007

By: Michael Killick, Managing Director